Gulf Island Fabrication, Inc.

567 Thompson Road

Houma, Louisiana 70363

October 7, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington D.C. 20549

Attention: Terence O’Brien

RE:	Gulf Island Fabrication, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 13, 2013

File No. 1-34279

Dear Mr. O’Brien:

On behalf of Gulf Island Fabrication, Inc. (the “Company”), we are submitting this letter in response to the comments received and questions raised by the Commission’s staff (the “Staff”) in your letter dated September 11, 2013. In order to expedite the Staff’s review of our responses, we have numbered and reproduced the full text of the Staff’s comments or question in italics, each of which is followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2012

Backlog, page 10

1.	We note your disclosure here and in your most recent quarterly report stating that three customers appear to comprise a significant percentage of your backlog (i.e., 66.5% as of December 31, 2012, and 70.7% as of June 30, 2013). In future filings please consider expanding your MD&A disclosure related to the status of work performed in key projects related to these customers, to help investors better assess your revenue estimates based on the current status of your backlog and the expected impact that such projects may have on your financial statements going forward.

Response: In future filings with the Commission, we will expand our disclosure under the caption “Backlog”, with respect to the status of work performed in projects representing a significant portion of our backlog, to help investors better assess our revenue estimates based on the current status of our backlog and the expected impact that such projects may have on our financial statements going forward.

Securities and Exchange Commission

October 7, 2013

Management’s Discussion and Analysis, page 25

Results of Operations, page 27

2.	You state on page 28 that you anticipate that professional fees as a result of your “various contractual issues” will continue until these issues are resolved. For 2012, such fees of $515,000 were material to your operating and net loss. Please revise future filings to disclose the specific matters to which these contractual issues relate, and to provide your indication of timing for individual resolution.

Response: In future filings with the Commission, we will revise our disclosure under the caption “Management’s Discussion and Analysis; Results of Operations” to disclose the specific contractual matters to which any professional fees material to our results of operations relate, and provide an indication of expected timing for individual resolution of such specific contractual matters.

3.	You disclose on page 28 that net interest income of $433,000 and $902,000 for the twelve-month periods ended December 31, 2012 and December 31, 2011, respectively, were both primarily related to “the accretion of the discount associated with the financing arrangement” described on page F-10. Therein, you state that as consideration to extend payment on a retainage balance on a completed contract, you agreed to receive $12.5 million, payable in twenty equal monthly installments beginning on June 30, 2011. Scheduled payments have been received through December 31, 2012, and the remaining balance was paid in full on January 30, 2013. Please explain to us why, if 60% of the principal balance was paid during 2012, net interest income for 2012 is approximately less than half of net interest income for 2011, when only 35% of the principal balance was paid to you.

Response: We recognized interest income in connection with accretion of the discount associated with the financing arrangement in question using the effective interest method in order to more closely reflect the economic reality of the arrangement, in accordance with ASC 835-30. Under the effective interest method, higher interest is recognized in earlier periods (2011) in which the principal balance is higher.

Liquidity and Capital Resources, page 30

4.	You state that the increase in 2012 in your net contract position, which includes contracts receivable, contract retainage, costs and estimated earnings in excess of billings on uncompleted contracts, materials and other amounts prepaid to subcontractors, accounts payable, and billings in excess of costs and estimated earnings on uncompleted contracts, was due to “timing of work performed on several larger contracts compared to scheduled contractual billing terms, the revisions to the payment terms agreed to with Bluewater in August 2012, and cost recoveries negotiated with customers.” We note largely the same explanation was provided in each of the March 31, 2013 and June 30, 2013 Forms 10-Q, even though net contract position decreased in the first quarter as compared to the year-ago

Securities and Exchange Commission

October 7, 2013

period, but increased again in the second quarter. Because certain accounts within your net contract position materially impact your operating cash flows in any given period, please revise this section in future filings to: i) quantify DSO for the periods presented and to provide an analysis for significant fluctuations therein; ii) quantify how much of your net contract receivables recorded as of the balance sheet date have been subsequently collected; iii) address whether you have experienced any changes in aging due to customer liquidity problems, changes in contractual payment/billing terms or, changes in the frequency/materiality of customer disagreements; iv) address any disagreements with customers that may impact your ability to bill costs and estimated earnings in excess of billings on uncompleted contracts or any other known contracts/factors that materially impact the recoverability of this asset; and v) quantify how much of the costs and estimated earnings in excess of billings on uncompleted contracts recorded as of the balance sheet date have been subsequently billed.

Response: In future filings with the Commission, we will revise our disclosure in the section entitled “Management’s Discussion and Analysis; Liquidity and Capital Resources” to: i) quantify how much of our net contract receivables recorded as of the balance sheet date have been subsequently collected; ii) with respect to major customers, address any significant changes in aging due to liquidity problems, significant changes in contractual payment/billing terms, or significant changes in the frequency/materiality of customer disagreements; iii) address any disagreements with major customers that may materially impact our ability to bill costs and estimated earnings in excess of billings on uncompleted contracts, or any other known contracts/factors that materially impact the recoverability of this asset; and iv) quantify how much of the costs and estimated earnings in excess of billings on uncompleted contracts recorded as of the balance sheet date have been subsequently billed. We do not believe DSO, which relates to only a portion of the net contract position metric, is commonly used in our industry or represents a meaningful measure to assist investors in understanding our business.

Financial Statements

5.	Please tell us and revise future filings to provide the disclosures required by ASC 280-10-50-40. If it is impracticable to do so, please tell us why. Also, please tell us why there are executive officers for only two of your operating subsidiaries as listed on page 19, when on page 1 you indicate there are more than two subsidiaries.

Response: Paragraph 280-10-50-40 provides that “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.”

We are a leading fabricator of offshore drilling and production platforms, hull and deck sections of floating production platforms and other specialized structures. We use the percentage-of-completion accounting method for all of our construction contracts, regardless of how the structure will be used by our customer. Due to the fact that all of our operating revenue is derived from construction and fabrication of steel platforms and other structures and related services, we believe that we are in compliance with the reporting requirements of ASC 280-10-50-40.

Securities and Exchange Commission

October 7, 2013

Our determination of executive officers is made in accordance with Rule 3b-7 of the Exchange Act. In connection with the preparation of our proxy statement which was filed with the Commission on March 20, 2013, our board of directors determined that Messrs. Blanchard and Smith exercised policy making function for the Company. Other than Messrs. Blanchard and Smith, our board of directors concluded that no other officer of any of our subsidiaries performed policy-making functions for the Company or was otherwise in charge of a principal business unit or division.

Definitive Proxy Statement on Schedule 14A

Director Compensation, page 10

6.	Refer to footnote (1) of the tabular disclosure on page 10. Please tell us why fees paid for each director’s service during the fourth quarter of 2011 are reflected in the 2012 director compensation table. To the extent applicable, please revise your future filings to disclose compensation during the fiscal year in which it was earned.

Response: In future filings with the Commission, we will report cash fees earned by each director for the fiscal year rather than cash fees paid to each director during the fiscal year.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this filing. If you have any questions or comments, please contact the undersigned at (985) 872-2100. The Company will also be willing to discuss these comments with you at your convenience.

Sincerely,

/s/ Jeffrey M. Favret
Jeffrey M. Favret
Chief Financial Officer